

February 27, 2014

Via E-mail
Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, MI 49464-0302

   Re: Herman Miller, Inc.
      Form 10-K
      Filed July 30, 2013
      File No. 1-15141

Dear Mr. Bylsma:

  We have reviewed your response dated February 13, 2014 and have the following comment.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended June 1, 2013

Management's Discussion and Analysis, page 15

Financial Results, page 20

1. We have read your response to comment 2 in our letter dated January 24, 2014 which includes proposed revisions to existing disclosure that indicates increases in "change in other volumes" is attributable to increases in North American Furniture Solutions and Specialty and Consumer segments. Your proposed disclosure as well as your segment discussion on page 27 does not provide detailed information regarding the factors that contributed to the increases. Given the "Change in other volumes" line item represents the largest aggregate impact of the change in net sales during each of the years presented, in future filings, please consider quantifying the factors that contributed to significant year over year volume increases.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant